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July 7, 2022	vedderprice.com
VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Brighthouse	Life Insurance Company of NY

Initial Registration Statement on Form S-3 (File No. 333-265196)— Brighthouse Shield® Level Select 3-Year Annuity

Initial Registration Statement on Form S-3 (File No. 333-265199)— Brighthouse Shield® Level Select 6-Year Annuity

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (“BLNY” or the “Registrant”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on July 1, 2022 with regard to the registration statements on Form S-3 (each, a “Registration Statement” and together, the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on May 25, 2022 which relate to (1) Brighthouse Shield® Level Select 6-Year Annuity (“6-Year Annuity”); and (2) Brighthouse Shield® Level Select 3-Year Annuity (“3-Year Annuity”), individual single premium deferred index-linked separate account annuity contracts (each a “Contract” and together, the “Contracts”).

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statements. Unless indicated otherwise, page references herein are to the Registration Statement for the 3-Year Annuity.

1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

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Mr. Sonny Oh

July 7, 2022

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrant’s response. In cases where the Registrant’s response indicates that the Registrant has proposed revised disclosure to the Registration Statement, the relevant changed pages are filed herewith.

1.          General—Applicability of Staff Comments to Each Registration Statement; Applicability of Other Recent Staff Comments

Comment:    Each of the Staff’s comments to the 3-Year Annuity should be assumed to apply to 6-Year Annuity. In addition, please ensure that, to the extent applicable, conforming edits are made to the Registration Statements with respect to disclosures revised or supplemented in response to recent Staff comments on the Registration Statement on Form S-3 for Brighthouse Shield Level Pay PlusSM Annuity and Brighthouse Shield Level Pay PlusSM Advisory Annuity (File No. 333-262390) (the “Pay Plus Registration Statement”).

Response:    The Registrant acknowledges the foregoing and has assumed that each of the Staff’s comments apply to both Registration Statements and, to the extent a disclosure revision has been made to the 3-Year Annuity, a conforming revision has been made to the 6-Year Annuity, as applicable. The Registrant similarly acknowledges the Staff’s comment with respect to disclosure revisions made to the Pay Plus Registration Statement, if and to the extent applicable to BLNY’s 6-Year Annuity and the 3-Year Annuity.

2.          General—Effective Date of Registration Statements

Comment:    As a reminder, to the extent that the Registrant desires to request acceleration of the effective date of the Registration Statements, please file an acceleration request of the Registrant and its principal underwriter pursuant to the requirements of Rule 461 under the Securities Act.

Response:    The Registrant acknowledges the Staff’s comment and confirms that it will file an acceleration request consistent with the requirements of Rule 461 under the Securities Act.

3.          Item 16 Exhibits—Powers of Attorney

Comment:    The Staff notes that the powers of attorney (“POAs”) filed as an exhibit to the Registration Statements do not include a cross-reference to the appropriate Securities Act file numbers. Please provide revised POAs, to the extent necessary, to ensure that the POAs cite the appropriate file numbers.

Response:    The Registrant confirms that it will file revised POAs to include the correct references to each Registration Statement’s Securities Act file number.

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Mr. Sonny Oh

July 7, 2022

4.          Item 16 Exhibits—Opinion and Consent of Counsel

Comment:    Please ensure that, when filed in connection with each pre-effective amendment to the Registration Statements, that the opinion of counsel regarding legality includes or is accompanied by the consent of counsel. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response:    The Registrant confirms that the Opinion of Counsel will include counsel’s consent. The Registrant acknowledges that the Opinion and Consent of Counsel remains subject to the Staff’s review upon filing.

5.          Item 16 Exhibits—Auditor Consent

Comment:    Please confirm that the Registrant will file the Consent of Independent Registered Public Accounting Firm by amendment. The Staff notes that such exhibit remains subject to the Staff’s review upon filing.

Response:    The Registrant acknowledges that the Consent of Independent Registered Public Accounting Firm will be filed by amendment and remains subject to the Staff’s review upon filing.

6.          Filing Fee Exhibit

Comment:

(a) In Table 1: Newly Registered and Carry Forward Securities, under “Newly Registered Securities,” in cell that appears under the “Fee Rate” column and “Fees to be Paid” row, please modify the fee rate shown by identifying the amount that $92.70 applies to—i.e., “$92.70 per $1,000,000”—or by disclosing the current fee rate by decimal amount.

(b) In Table 1: Newly Registered and Carry Forward Securities, under “Carry Forward Securities,” in cell that appears under the “Fee Rate” column and “Carry Forward Securities” row, please replace the filing fee rate with “N/A,” since no such disclosure is required as to Carry Forward Securities.

Response:    The Registrant has revised the Filing Fee Exhibit in response to the Staff’s comments.

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Mr. Sonny Oh

July 7, 2022

7.          Independent Registered Public Accounting Firm; Information Incorporated by Reference (page 52)

Comment:    Please ensure that all required information in the above-captioned sections is included in the pre-effective amendments to each Registration Statement and that any other outstanding disclosure items—such as any section identified as “[TO BE UPDATED BY AMENDMENT]”—are completed and finalized.    Relatedly, please ensure that any information incorporated by reference is properly hyperlinked in the electronic version of the prospectus.

Response:    The Registrant confirms that the above-captioned sections will be completed and any other outstanding disclosure items will be finalized in the pre-effective amendment filing. The Registrant also confirms that information incorporated by reference will be properly hyperlinked as required.

8.          Cover Page of Prospectuses—Date

Comment:    Please ensure that the date of each prospectus is dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

Response:    The Registrant confirms that each prospectus will be dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with questions or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC

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